Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-280990
September 25, 2025

Hashdex Materials About Contact Tax Information

Hashdex

NCIQ

Hashdex Nasdaq Crypto Index US ETF

See the section below entitled Documents for the prospectus and prospectus supplements.

The Fund, an exchange traded product, is not registered under the Investment Company Act of 1940 (the "1940 Act"), and therefore is not subject to the same regulations and protections as mutual funds or traditional ETFs registered under the 1940 Act.

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USD 30.37	USD 30.32	4,860,000	USD 149.71M
NAV Pricing	Closing Price	Shares Outstanding	Total Net Assets
As of September 23, 2025	As of September 23, 2025	As of September 25, 2025	As of September 25, 2025

Investment objective

The investment objective is for changes in the Shares' NAV to reflect the daily changes of the price of the Nasdaq Crypto US Settlement Price Index (NCIUSS) (the "Index"), less expenses and liabilities of the Trust.

The Hashdex Nasdaq Crypto Index US ETF provides market-cap weighted exposure to crypto assets through an exchange-traded product, trading under the ticker "NCIQ." Its benchmark, the Nasdaq Crypto US Settlement Price™ Index, has a rules-based methodology that may include more assets in the future.[1]

1. The Nasdaq Crypto US Settlement Price Index has a daily closing value of the Nasdaq Crypto UST™ Index. The inclusion of any additional crypto asset to the Fund's holdings will occur in accordance with the Index methodology and eligibility under the generic listing standards. For more information, please visit the official index page.

Holdings

As of September [=], 2025

Name	Shares	Price	Weight
Cash & Other	[=]	[=]	[=]
BITCOIN	[=]	[=]	[=]
ETHEREUM	[=]	[=]	[=]
XRP	[=]	[=]	[=]
SOLANA	[=]	[=]	[=]
STELLAR LUMENS	[=]	[=]	[=]

Download all the Holding details (Holdings are subject to change)

The inclusion of any additional crypto asset to the Fund's holdings will occur in accordance with the Index methodology and eligibility under the generic listing standards. For more information, please visit the official index page.

Product Details

Fund terms and key facts

Trading Symbol	NCIQ	**CUSIP**	41809Y 102
Inception Date	02/13/2025	**Exchange Availability**	Nasdaq
Benchmark Index	NCIUSS - Nasdaq Crypto US Settlement Price™ Index*	**Management Fee**	0.25%**
ISIN	US41809Y1029	**Options**	Not currently available

Service providers

Administrator	U.S. Bancorp Fund Services, LLC	**Marketing Agent**	Paralel Distributors LLC
Sponsor	Hashdex Asset Management Ltd.		

The Fund is not a fund registered under the Investment Company Act of 1940, as amended (1940 Act), and is not subject to regulation under the 1940 Act, unlike most traditional ETFs and mutual funds.

*The Index is Nasdaq Crypto US Settlement Price™ Index (NCIUSS). The Index is designed to provide investment funds with a mechanism to offer investors price exposure to certain crypto assets and it is calculated by CF Benchmarks Limited. One cannot invest directly in an index.

**The Sponsor may waive all or a portion of the Management Fee for stated periods of time. The Sponsor has agreed to temporarily reduce its Management Fee to 0.25% per annum through December 31, 2025. After December 31, 2025, a 0.50% Management Fee will apply. The Management Fee compensates the Sponsor for managing the Trust's business and affairs. Calculated daily based on the Trust's NAV, the fee accrues daily and is paid monthly in cash directly to the Sponsor. Brokerage and commission cost and other fees remain applicable.

Paralel Distributors LLC, Hashdex Asset Management Ltd., and U.S. Bancorp Fund Services LLC are not affiliated.

Index Composition*

Name	Weight (%)
Bitcoin - BTC	72.6
Ethereum - ETH	14.6
XRP - XRP	7.0
Solana - SOL	4.2
Cardano - ADA	1.2
Stellar - XLM	0.3

As of September 25, 2025 (Subject to change)

*NCIQ does not currently include ADA in its holdings. The inclusion of any additional crypto asset to the Fund's holdings will occur in accordance with the Index methodology and eligibility under the generic listing standards. **For more information, please visit the official index page**.

Performance**

Monthly Quarterly

As of August 31, 2025

	1M	3M	YTD	1Y	Since inception
NCIQ (Market Price)	-3.66%	11.53%	-	-	19.45%
NCIQ (NAV)	-3.58%	11.54%	-	-	19.59%

The performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Returns less than one year are cumulative.

The market price is the final price at which a security is traded on a given trading day. Net Asset Value (NAV) is value per share on a specific date or time.

Because the Fund provides exposure to crypto assets, an investment in the Fund will subject the investor to the risks of the crypto asset market, and this could result in substantial fluctuations in the price of the Fund's shares.

Shares of the Fund are bought and sold at market price (not NAV) and are not individually redeemed from the Trust. Any applicable brokerage fees and commissions apply and will reduce returns.

U.S. Bancorp Fund Services, LLC (d/b/a U.S. Bank Global Fund Services) (the 'Administrator') calculates an approximate net asset value (NAV) every 15 seconds throughout each trading day on which the Trust's Shares are listed on the Exchange. The NAV is calculated entirely independently by U.S. Bank.

** As the Trust currently holds fewer assets than its benchmark index (NCIUS), it may experience tracking differences — positive or negative — relative to the index's performance. The inclusion of any additional crypto asset to the Fund's holdings will occur in accordance with the Index methodology and eligibility under the generic listing standards. **For more information, please visit the official index page**.

Historical Premium / Discount

As of September 23, 2025



Premium or Discount (bps)
140
120
100
80
60
40
20
0
-20
-40
-60
February 13, 2025
February 21, 2025
February 28, 2025
March 7, 2025
March 14, 2025
March 21, 2025
March 28, 2025
April 4, 2025
April 11, 2025
April 21, 2025
April 28, 2025
May 5, 2025
May 12, 2025
May 19, 2025
May 27, 2025
June 3, 2025
June 10, 2025
June 17, 2025
June 25, 2025
July 2, 2025
July 10, 2025
July 17, 2025
July 24, 2025
July 31, 2025
August 7, 2025
August 14, 2025
August 21, 2025
August 28, 2025
September 5, 2025
September 12, 2025
September 19, 2025

Daily Statistics

As of September 23, 2025

NAV	Market Price	Difference	Premium / Discount	30-Day Median Bid/Ask Spread	20-Day Avg/Volume	Trading Volume from Previous Day
30.37	30.32	-0.05	-0.14%	0.29%	14,863.4	5,385

Premium / Discount - The amount the fund is trading above or below the reported NAV expressed as a percentage of the NAV. When the fund's market price is greater than the fund's NAV, it is said to be trading at a "Premium" and the percentage is expressed as a positive number. When the fund's market price is less than the fund's NAV, it is said to be trading at a "Discount" and the percentage is expressed as a negative number.
30-Day Median Bid-Ask Spread - Gives investors the midpoint within the spread between an ETF's selling price (bid) and buying price (offer).
20-Day Avg Volume - 20-Day Average Volume is the sum of last 20 days of trading volume divided by 20 days.
Trading Volume from Previous Day - The trading volume from previous day data for NCIQ are sourced directly from Bloomberg and imported into our systems. These data are considered reliable, and we make every effort to double-check their accuracy.

For the trust methodology for the calculation of its net asset value, please refer to the Prospectus www.hashdex-etfs.com/NCIQ/prospectus and Prospectus Supplement section "Business of the Trust — Calculating NAV

Premium / Discount Summary Table

As of September 23, 2025

	Q1 2025	Q2 2025	Q3 2025	2025
Days Traded at NAV	2	7	4	13
Days Traded at Premium	16	21	17	54
Days Traded at Discount	14	34	38	86

Premium / Discount

As of September 23, 2025

View Quarter to date

Greater than or equal to 2%
0.51% to 1.99%
Less than or equal to 0.5%
Equal to 0%
Greater than or equal to -0.5%
-0.51% to -1.99%
Less than or equal to -2.0%
90 Days
180 Days
270 Days
360 Days

Documents

- 2025 NCIQ Prospectus
- NCIQ Fact Sheet
- NCIQ Daily Volume
- NCIQ Qualified Notice
- Form 10 Q - March 25
- Form 10 Q - June 25
- NCIQ Liquidity Policy
- NCIQ - Prospectus Supplement No. 1 Dated March 20, 2025
- NCIQ - Prospectus Supplement No. 2 Dated June 6, 2025
- NCIQ - Prospectus Supplement No. 3 Dated June 6, 2025
- NCIQ - Prospectus Supplement No. 4 Dated September 24, 2025
- NCIQ - Prospectus Supplement No. 5 Dated September 24, 2025
- NCIQ - Prospectus Supplement No 6 Dated September 25, 2025
- NCIQ - Prospectus Supplement No 7 Dated September 25, 2025

The issuer has filed a registration statement (including a Prospectus www.hashdex-etfs.com/NCIQ/prospectus and a Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus and/or prospectus supplement if you request it by calling (917) 525-5635. Before making an investment decision, you should carefully consider the risk factors and other information included in the Prospectus and Prospectus Supplement.

Privacy Policy · Contact · Tax Information

Legal Disclaimer
The Fund, which is an ETP, is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

An investment in any investment vehicle and crypto assets is highly speculative and is not intended as a complete investment program. It is designed only for persons who can bear the economic risk of the loss of their entire investment and who have limited need for liquidity in their investment. There can be no assurance that the investment vehicles will achieve its investment objective or return any capital. No guarantee or representation is made that Hashdex's investment strategy, including, without limitation, its business and investment objectives, diversification strategies or risk monitoring goals, will be successful, and investment results may vary substantially over time. Nothing herein is intended to imply that the Hashdex s investment methodology or that investing any of the protocols or tokens listed in the Information may be considered "conservative," "safe," "risk free," or "risk averse."

The Hashdex Nasdaq Crypto Index US ETF ("Fund") currently holds the crypto assets. Because the Fund's investment objective is to track the price of the Nasdaq Crypto US Settlement Price™ Index (NCIUSS) ("Index") less expenses and liabilities of the Trust, changes in the price of the Shares may vary from changes in the spot price of crypto assets. **An investment in the Fund involves significant risks and you could incur a partial or total loss of your investment in the Fund.**

Some of the risks you may face are summarized below. A more extensive discussion of these risks appears in the "Risk Factors" section of the Prospectus.

Fund Risks

The Index has a limited performance history. Errors in Index data, Index computation or the construction of the Index in accordance with its methodology may occur from time to time and may not be identified and corrected by Nasdaq for a period of time or at all.

Crypto platforms may be largely unregulated or may be largely or entirely non-compliant with applicable regulation and may therefore be more exposed to fraud and failure. Crypto asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the Fund.

The market for crypto-based ETFs like the Fund may reach a point where there is little or no additional investor demand. If this happens, there can be no assurance that the Fund will grow to or maintain a viable size. Due to the Fund's small asset base, certain of the Fund's expenses and its portfolio transaction costs may be higher than those of a Fund with a larger asset base. To the extent that the Fund does not grow to or maintain a viable size, it may be liquidated, and the expenses, timing and tax consequences of such liquidation may not be favorable to some shareholders.

Crypto assets generally are volatile, and instruments whose underlying investments include crypto assets are not suitable for all investors. Crypto assets represent a new and rapidly evolving industry. The value of the Fund depends on the acceptance of the crypto assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the crypto asset. Crypto asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related crypto asset. Crypto assets may have concentrated ownership and large sales or distributions by holders of such crypto assets could have an adverse effect on the market price of such assets.

Liquidity Risk. The market for crypto assets is still developing and may be subject to periods of illiquidity. During such times it may be difficult or impossible to buy or sell a position at the desired price. Possible illiquid markets may exacerbate losses or increase the variability between the Fund's NAV and its market price. The lack of active trading markets for the Shares may result in losses on investors' investments at the time of disposition of Shares.

The Fund has a limited operating history.

The Fund holds crypto assets; however, an investment in the Fund is not a direct investment in crypto assets. The value of the shares may fluctuate more than shares invested in a broader range of industries. **For more information, please visit the official index page**.

As the Trust currently holds fewer assets than its benchmark index (NCIUS), it may experience tracking differences — positive or negative — relative to the index's performance. The inclusion of any additional crypto asset to the Fund's holdings will occur in accordance with the Index methodology and eligibility under the generic listing standards.

Nasdaq Disclaimer

Nasdaq® is a registered trademark of Nasdaq, Inc. Corporations make no representation or warranty, whether express or implied, to the owners of the Fund(s) or any member of the public regarding the suitability of investing in securities in general or in the Fund(s) in particular, or the ability of the Hashdex Nasdaq Crypto US Index to track overall market performance. The information contained above is provided for informational and educational purposes only, and nothing contained herein should be construed as investment advice, either on behalf of a particular digital asset or an overall investment strategy. Neither Nasdaq, Inc. nor any of its affiliates makes any recommendation to buy or sell any digital asset or any representation about the financial condition of a digital asset. Statements regarding Nasdaq proprietary indexes are not guarantees of future performance. Actual results may differ materially from those expressed or implied. Past performance is not indicative of future results. Investors should undertake their own due diligence and carefully evaluate assets before investing. ADVICE FROM A FINANCIAL PROFESSIONAL IS STRONGLY ADVISED. Please find further information in the following (link).